1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

May 17, 2018

VIA EDGAR

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust” or “Registrant”)

(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Dear Ms. Fettig:

This letter responds to your comments with respect to certain of the Trust’s annual reports and post-effective amendments to its registration statement, each of which were filed by the Trust on behalf of the series listed on Appendix A (each, a “Fund,” and together, the “Funds”). The comments were provided by the SEC staff (the “Staff”) in a telephone conversation on February 27, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment 1: For future filings, please follow the format of Form N-CSR, which was updated as of August 1, 2017. For example, Item 12 should be marked as non-applicable for funds that are not closed-end management investment companies.

Response: The Registrant confirms that beginning with funds that had a fiscal year end of August 31, 2017 and going forward, the format of Form N-CSR that was updated as of August 1, 2017 was, and will be, followed.

Comment 2: In future filings, please include all requirements of Article 12-14 of Regulation S-X. In particular, please include footnotes 2, 5, and 7-9.

Response: The Registrant notes that all the information required by Article 12-14 is otherwise included in the annual and semi-annual reports. The Registrant presents the affiliates table directly beneath the Schedule of Investments in the annual and semi-annual reports, and given the proximity of the affiliates table to the Schedule of Investments, the Registrant believes the repetition of such information in the affiliates table could be considered less meaningful or possibly confusing to investors. Specifically, with respect to iShares funds for which all or substantially all of the portfolio consists of only affiliated investments, the Registrant believes that such repetition might be confusing to investors; and with respect to iShares funds that only have a small number of affiliated investments, the Registrant believes the requested information is easily identifiable in the Schedule of Investments and the repetition of such information in the affiliates table may not be considered meaningful or useful by investors. Accordingly, the Registrant continues to believe it would be appropriate to include certain information required by Article 12-14 in the Schedule of Investments only and not repeat such information in the affiliates table and respectfully declines to make the requested change.

Comment 3: Please explain how the exclusion of income earned on the investment of securities lending income cash collateral from affiliates in the table complies with Article 12-14 of Regulation S-X.

Response: The Registrant confirms that beginning with the January 31, 2018 semi-annual reports, the Registrant has included the net securities lending income in the affiliates tables with an explanatory footnote stating that the amount includes the Fund’s portion of securities lending income earned from the reinvestment of cash collateral from loaned securities (excluding collateral investment fees), net of fees and other payments to and from borrowers of securities.

Comment 4: For iShares Interest Rate Hedged 10+ Year Credit Bond ETF, please translate the variable rate received by the fund for interest rate swaps consistent with Article 12-13C of Regulation S-X, rather than stating “3-Month Libor.”

Response: Going forward, the Registrant will disclose the variable rate in effect as of the end of the reporting period for each interest rate swap in the Schedule of Investments.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	D. Damre
C. Chen
A. Attawar
J. Hahn

APPENDIX A

Registrant	Fund Name	Fiscal Year End
iShares U.S. ETF Trust	iShares Commodities Select Strategy ETF	10/31/2017
iShares U.S. ETF Trust	iShares Interest Rate Hedged 10+ Year Credit Bond ETF	10/31/2017
iShares U.S. ETF Trust	iShares Interest Rate Hedged Corporate Bond ETF	10/31/2017
iShares U.S. ETF Trust	iShares Interest Rate Hedged Emerging Markets Bond ETF	10/31/2017
iShares U.S. ETF Trust	iShares Interest Rate Hedged High Yield Bond ETF	10/31/2017

A-1